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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Five Star Products, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
33831M107
(CUSIP Number)
S. Leslie Flegel
1415 Panther Lane, Suite 159
Naples, Florida 34109
(239) 591-6222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	33831M107

1	NAMES OF REPORTING PERSONS: S. Leslie Flegel

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,933,336

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,933,336

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,933,336

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Based on 14,309,577 shares of Five Star Products, Inc. issued and outstanding as of March 16, 2007.

Introduction
This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 12, 2007 (the “Original Filing”).
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the following information:
On March 23, 2007, the Reporting Person gifted a total of 266,664 shares of Common Stock to various members of his family for no consideration.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)	Aggregate Beneficial Ownership:

The Reporting Person beneficially owns the following securities of the Company:
Title of Security: Common Stock
Amount: 2,933,336*
Percentage of Class: 20.5%**
* Includes 1,200,000 shares which the Reporting Person has the right to acquire pursuant to the NPDC Agreement. See Item 3 of the Original Filing.
** Based on 14,309,577 shares of Five Star Products, Inc. issued and outstanding as of March 16, 2007.
(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of the securities reported for the Reporting Person.

(c)	Transactions Effected During the Past 60 Days:

See Item 4. above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2007
Date

/s/ S. Leslie Flegel
Signature

S. Leslie Flegel
Name/Title